Exhibit 99.1

NewAmsterdam Announces Appointment of David Topper as Chief Financial Officer

Naarden, the Netherlands and Miami, USA; December 19, 2022 – NewAmsterdam Pharma Company N.V. (Nasdaq:NAMS or “NewAmsterdam” or the “Company”), a clinical-stage company focused on the research and development of transformative oral therapies for major cardiometabolic diseases, today announced the appointment of David Topper as Chief Financial Officer (“CFO”), effective January 1, 2023. Mr. Topper served most recently as Partner, Capital Markets at Frazier Healthcare Partners and as Chief Financial Officer and Board Director of Frazier Lifesciences Acquisition Corporation (“FLAC”), the Frazier-sponsored special-purpose acquisition company with which NewAmsterdam completed a business combination in November 2022. He succeeds Louise Kooij, who will transition to the role of Chief Accounting Officer (“CAO”).

“We are delighted to welcome David as our Chief Financial Officer,” said Michael Davidson, M.D., chief executive officer of NewAmsterdam. “The NewAmsterdam management team has worked extensively with David over the past several months executing on our business combination, private placement and listing on NASDAQ. His deep experience in capital markets and strategic thinking will be powerful assets for NewAmsterdam as we move forward as a public company.”

Dr. Davidson continued, “We are very fortunate to have Louise step into the Chief Accounting Officer role. Louise has been a key driver in establishing the finance and business functions at NewAmsterdam. In her new role, Louise will continue to provide expert leadership to ensure we execute against our corporate strategy, while maintaining a strong financial position.”

“Over the past several months, I gained a deep appreciation for the NewAmsterdam team’s thoughtful and strategic approach to company-building and significant expertise in drug development, as well as the potential for obicetrapib to transform the care and treatment of major cardiovascular diseases,” said Mr. Topper. “I look forward to partnering with my new colleagues as we advance obicetrapib through multiple Phase 3 trials and toward a potential commercial launch, with the ultimate goal of delivering better outcomes to the millions of people still in need of an effective, convenient lipid-lowering therapy.”

Mr. Topper brings extensive capital markets experience to NewAmsterdam. Prior to joining Frazier in March 2020, Mr. Topper was an Operating Partner at General Atlantic, providing capital markets expertise to portfolio companies, and a member of the Portfolio Committee. Prior to General Atlantic, he was Co-Head of Equity Capital Markets at J.P. Morgan, where he led the firm’s major advisory and capital-raising transactions and worked with the U.S. Treasury and other regulatory agencies on crisis-related issues. He also served as Chairman of the Commitments Committee at J.P. Morgan. Prior to this, Mr. Topper spent 22 years at Morgan Stanley where he served as Co-Head of U.S. Equity Capital Markets, Managing Director, and Chairman of the Equity Commitment Committee. Earlier in his career, he held several other senior management positions in Morgan Stanley’s Debt Capital Markets, Leveraged Finance, and Mergers & Acquisitions divisions. Mr. Topper received his B.A. from Duke University and his M.B.A. from Stanford Graduate School of Business. He also serves as Senior Advisor to Frazier Life Sciences, as a member of the board of directors of TermGrid Inc. and as a board observer at CircleUp Network Inc.

About NewAmsterdam

NewAmsterdam (Nasdaq:NAMS) is a clinical-stage biopharmaceutical company whose mission is to improve patient care in populations with metabolic diseases where currently approved therapies have not been sufficiently successful or well tolerated. NewAmsterdam is investigating obicetrapib, an oral, low-dose and once-daily CETP inhibitor, as the preferred LDL-C lowering therapy to be used as an adjunct to maximally tolerated statin therapy for high-risk cardiovascular disease (“CVD”) patients. Results from NewAmsterdam’s ROSE Phase 2b trial (presented at AHA Scientific Sessions in 2021) included observations that patients receiving obicetrapib 10 mg experienced a median reduction in LDL-C of 51% versus baseline in patients on high-intensity statin therapy (vs. a

7% reduction in the placebo arm). Based in the Netherlands, NewAmsterdam was founded in 2019 by the venture capital firm Forbion and John Kastelein, Chief Scientific Officer of the NewAmsterdam, and closed a $196 million (€160 million) Series A financing in January 2021 led by Forbion, Morningside Ventures and Ascendant BioCapital. In June 2022, NewAmsterdam entered into an exclusive licensing agreement with the Menarini Group for the commercialization of obicetrapib in Europe, while retaining all rights to commercialize obicetrapib, if approved, in the rest of the world, as well as rights to develop certain forms of obicetrapib for other diseases such as Alzheimer’s disease. For more information, please visit: www.newamsterdampharma.com.

Forward-Looking Statements

Certain statements included in this document that are not historical facts are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward looking statements include, but are not limited to, statements regarding the therapeutic and curative potential of the Company’s product candidate. These statements are based on various assumptions, whether or not identified in this document, and on the current expectations of the Company’s management and are not predictions of actual performance. These forward looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on as a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and may differ from assumptions. Many actual events and circumstances are beyond the control of the Company. These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political, and legal conditions; failure to realize the anticipated benefits of the transactions; risks relating to the uncertainty of the projected financial information with respect to the Company; risks related to the approval of the Company’s product candidate and the timing of expected regulatory and business milestones; ability to negotiate definitive contractual arrangements with potential customers; the impact of competitive product candidates; ability to obtain sufficient supply of materials; the impact of COVID-19; global economic and political conditions, including the Russia-Ukraine conflict; the effects of competition on the Company’s future business; and those factors described in the “Risk Factors” section of the Company’s registration statement filed on Form F-4, as amended (File No. 333-266510) in connection with the Company’s business combination and other documents filed from time to time. Additional risks related to the Company’s business include, but are not limited to: uncertainty regarding outcomes of the Company’s ongoing clinical trials, particularly as they relate to regulatory review and potential approval for its product candidate; risks associated with the Company’s efforts to commercialize a product candidate; the Company’s ability to negotiate and enter into definitive agreements on favorable terms, if at all; the impact of competing product candidates on the Company’s business; intellectual property related claims; the Company’s ability to attract and retain qualified personnel; ability to continue to source the raw materials for its product candidate. If any of these risks materialize or the Company’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that the Company does not presently know or that the Company currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect the Company’s expectations, plans, or forecasts of future events and views as of the date of this document and are qualified in their entirety by reference to the cautionary statements herein. The Company anticipates that subsequent events and developments will cause the Company’s assessments to change. These forward-looking statements should not be relied upon as representing the Company’s assessment as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements. Neither the Company nor any of its affiliates undertake any obligation to update these forward-looking statements, except as required by law.

Media Contact

Spectrum Science on behalf of NewAmsterdam

Carmen Lopez

P: 1 773-306-6285

clopez@spectrumscience.com

Investor Contact

Stern Investor Relations on behalf of NewAmsterdam

Hannah Deresiewicz

P: 1 212-362-1200

hannah.deresiewicz@sternir.com